SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 08, 2007, of Ofgem Price Control Proposals

Scottish Power PLC
08 January 2007

ScottishPower Accepts Ofgem Price Control Proposals

ScottishPower has agreed, after due consideration, to accept Ofgem's Final Proposals of 4th December 2006 in respect of Electricity
Transmission Price Controls, which apply to its Scottish Transmission business. In communicating this decision to Ofgem,
ScottishPower has expressed concern that the new price controls have the potential under certain circumstances to give rise to asset deterioration and longer term security of supply issues.

The new price controls will run for five years from 1st April 2007 and have been accepted subject to their being correctly reflected in licence modifications.

Ends

Contact:
Investor Relations      Peter Durman, Investor Relations Director   0141 566 4874
Media Relations         Colin McSeveny, Media Relations Director    0141 636 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 08, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary